November 9, 2023

BURFORD CAPITAL REPORTS NINE-MONTH AND THIRD QUARTER 2023 FINANCIAL RESULTS;

NINE-MONTH CONSOLIDATED TOTAL REVENUES INCREASED FIVEFOLD TO $794 MILLION

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its unaudited financial results at and for the three and nine months ended September 30, 2023.1 Burford’s report on Form 6-K at and for the three and nine months ended September 30, 2023, including unaudited condensed consolidated financial statements (the “3Q23 Quarterly Report”), is available on the Burford Capital website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“Consolidated total revenues increased fivefold to $794 million in the first nine months of 2023 compared to the prior-year period, driven by significant growth in capital provision income with and without our YPF-related assets. Positive realizations’ momentum has continued, with Burford-only capital provision-direct realizations up 42% in the first nine months of 2023 from the prior-year period as portfolio activity has continued. Group-wide total portfolio grew 16% in the first nine months of 2023 to $7.1 billion, benefiting from significant fair value gains and growth in deployments and undrawn commitments. In the first nine months of 2023, we have grown book value 27% to $10.10 per ordinary share, the first time in our history we have surpassed $10 per ordinary share.”

Consolidated financial results

Summary statements of operations

	Nine months ended September 30,			Three months ended September 30,
Consolidated (US GAAP) ($ in thousands, except per share data)	2023	2022	+/-%	2023	2022	+/-%
Capital provision income	1,016,113	153,166	563%	504,513	(22,579)	NM
Asset management income	5,767	7,091	-19%	1,876	1,583	19%
Total revenues	794,329	157,891	403%	368,873	(12,701)	NM
Net income/(loss) attributable to Burford Capital Limited shareholders	510,427	(51,408)	NM	272,542	(58,336)	NM
Per diluted ordinary share	2.33	(0.23)	NM	1.24	(0.27)	NM
Note: "NM” denotes non meaningful.

Summary statements of financial position

Consolidated (US GAAP) ($ in thousands, except per share data)	September 30, 2023		December 31, 2022		$ change	+/-%
Capital provision assets	4,894,648		3,735,556		1,159,092	31%
Total Burford Capital Limited equity	2,208,235		1,742,584		465,651	27%
Book value per ordinary share	10.10		7.97		2.13	27%
Non-controlling interests	828,877		644,486		184,391	29%
Total shareholders’ equity	3,037,112		2,387,070		650,042	27%
Total liabilities and shareholders’ equity	5,526,335		4,288,359		1,237,976	29%

1 In this announcement, references to (1) “3Q23” and “3Q22” are to Burford’s unaudited financial results for the three months ended September 30, 2023 and 2022, respectively, and (2) “9M23”and “9M22” are to Burford’s unaudited financial results for the nine months ended September 30, 2023 and 2022, respectively.

All figures in this announcement are unaudited and presented on a consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Definitions, reconciliations and information additional to those set forth in this announcement are available on the Burford Capital website and in the 3Q23 Quarterly Report (as defined above). In addition, Burford applied its revised valuation methodology for capital provision assets to its unaudited condensed consolidated financial statements at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 included in this announcement. However, because Burford has not previously issued quarterly financial statements, the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 contained in this announcement have not historically been presented and therefore are not a restatement of previously issued unaudited condensed consolidated financial statements.

Burford-only operational and financial review (non-GAAP)

Selected metrics[1]

	Nine months ended September 30,			Three months ended September 30,
Burford-only (non-GAAP) ($ in thousands)	2023	2022	+/-%	2023	2022	+/-%
Realized gains relative to cost	123,539	62,870	96%	29,145	36,269	-20%
Realizations	274,101	192,480	42%	79,158	122,278	-35%
Cash receipts[2]	379,732	229,472	65%	132,794	130,018	2%
Deployments	304,432	275,419	11%	55,986	153,289	-63%
New commitments	448,682	400,568	12%	17,648	105,342	-83%
[1] Represents Burford-only capital provision-direct, unless noted otherwise.
[2] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management and other services.

Group-wide (non-GAAP) ($ in thousands)	September 30, 2023		December 31, 2022	$ change		+/-%
Total portfolio	7,103,559		6,146,871	956,688		16%

◾	Realized gains of $124 million in 9M23 nearly doubled from the prior-year period (9M22: $63 million), with no contribution from YPF-related assets
o	Realized gains in 9M23 included a $37 million gain from the resolution of an asset recovery matter
◾	Realizations in 9M23 up 42% to $274 million (9M22: $192 million)
o	Continued strength in realizations in 9M23 reflects increased portfolio velocity, as the case backlog in the courts continues to clear
◾	Cash receipts in 9M23 up 65% to $380 million (9M22: $229 million)
o	Cash receipts in 9M23 meaningfully exceeded total operating expenses and finance costs
◾	Deployments in 9M23 up 11% to $304 million (9M22: $275 million)
o	50% of total Burford-only capital provision-direct deployments in 9M23 related to the 2023 vintage year
◾	New commitments in 9M23 up 12% to $449 million (9M22: $401 million)
◾	Group-wide total portfolio increased 16% to $7.1 billion at September 30, 2023 (December 31, 2022: $6.1 billion), due to significant fair value gains and growth in deployments and undrawn commitments

Selected financial metrics

	Nine months ended September 30,			Three months ended September 30,
Burford-only (non-GAAP) ($ in thousands, except per share data)	2023	2022	+/-%	2023	2022	+/-%
Total revenues	725,927	107,432	576%	344,013	(14,223)	NM
Operating income/(loss)	575,550	26,487	NM	291,212	(39,339)	NM
Net income/(loss)	510,427	(51,408)	NM	272,542	(58,336)	NM

Burford-only (non-GAAP) ($ in thousands, except per share data)	September 30, 2023		December 31, 2022		$ change	+/-%
Tangible book value attributable to Burford Capital Limited	2,074,311		1,608,672		456,639	29%
Tangible book value attributable to Burford Capital Limited per ordinary share	9.48		7.36		2.12	29%

◾	Total revenues in 9M23 of $726 million (9M22: $107 million), a driver of significant earnings improvement
o	Growth in realized and unrealized gains, excluding YPF-related assets, from increased case resolutions and milestone developments
o	Realized gains on total capital provision assets of $125 million in 9M23 nearly doubled compared to 9M22, with no contribution from YPF-related assets
o	Unrealized gains, excluding YPF-related assets, on total capital provision assets increased 78% in 9M23 compared to 9M22, showing portfolio activity
o	Favorable summary judgment in 1Q23 and favorable final judgment in 3Q23 in YPF-related assets generated $460 million in unrealized gains in 9M23
◾	Operating income in 9M23 of $576 million (9M22: $26 million), reflecting growth in total revenues
o

Operating expenses in 9M23 of $150 million (9M22: $81 million) reflect strong portfolio performance and certain idiosyncratic events—increase driven primarily by non-cash increase in long-term incentive compensation including accruals from unrealized gains on YPF-related assets and legacy asset recovery incentive compensation including accruals

	-	Long-term incentive compensation is only paid once cash recoveries are received
	-	Only one eligible asset recovery asset remains
o	Salaries and benefits and general, administrative and other expenses only slightly higher after certain noted items in 9M23 compared to 9M22
o	Legacy asset recovery incentive compensation including accruals and case-related expenditures ineligible for inclusion in asset cost continue to be idiosyncratic
◾	Net income in 9M23 of $510 million (9M22: Net loss of $51 million)
o	Net income per diluted share in 9M23 of $2.33 (9M22: Net loss of $0.23 per diluted share)
◾	Tangible book value attributable to Burford Capital Limited of $2,074 million at September 30, 2023 (December 31, 2022: $1,609 million)
o

Tangible book value attributable to Burford Capital Limited per ordinary share increased 29% (38% annualized) to $9.48 at September 30, 2023 (December 31, 2022: $7.36), primarily reflecting strong earnings

◾	Annualized Burford-only ROTE for 9M23 of 37%

Selected portfolio metrics

Burford-only ($ in thousands)	September 30, 2023	December 31, 2022	$ change	+/-%
Deployed cost	1,644,661	1,486,150	158,511	11%
Plus: Fair value adjustments	1,661,153	1,117,855	543,298	49%
Fair value	3,305,814	2,604,005	701,809	27%
Undrawn commitments	1,372,555	1,299,048	73,507	6%
Total capital provision-direct portfolio	4,678,369	3,903,053	775,316	20%
Total capital provision portfolio[1]	4,721,926[2]	3,942,700[3]	779,226	20%
[1] Represents capital provision-direct and capital provision-indirect.

[2] The fair value of Burford-only capital provision-indirect assets does not include $0.4 million of our interests in the Strategic Value Fund. All assets held at the Strategic Value Fund have concluded at September 30, 2023.

[3] The fair value of $31.4 million for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total fair value of $32.4 million for Burford-only capital provision-indirect assets.

◾	Fair value of Burford-only capital provision-direct assets increased $702 million to $3.3 billion at September 30, 2023 (December 31, 2022: $2.6 billion)
◾	Of the $702 million increase in capital provision-direct asset fair value in 9M23, $463 million attributable to the YPF-related assets
◾	Cumulative ROIC since inception from Burford-only capital provision-direct assets of 87% (December 31, 2022: 88%) and IRR of 27% (December 31, 2022: 29%)

Liquidity and capital

Burford-only (non-GAAP) ($ in thousands)	September 30, 2023	December 31, 2022	$ change	+/-%
Liquidity
Cash and cash equivalents	240,028	73,679	166,349	226%
Marketable securities	107,006	136,358	(29,352)	-22%
Total liquidity	347,034	210,037	136,997	65%
Due from settlement of capital provision assets	69,530	114,650	45,120	-39%

◾ Burford-only cash and cash equivalents and marketable securities of $347 million at September 30, 2023 (December 31, 2022: $210 million)
o

Strong liquidity position at September 30, 2023 primarily reflects continued solid Burford-only cash receipts and issuance of $400 million in senior notes in June 2023, partially offset by the redemption in full of the 6.125% bonds due 2024 in July 2023

o	Liquidity levels enable us to take advantage of new opportunities, while recognizing the variability of cash inflows
◾ Burford-only due from settlement of capital provision assets of $70 million at September 30, 2023 (December 31, 2022: $115 million)
◾ Total debt outstanding of $1.6 billion at September 30, 2023 (December 31, 2022: $1.3 billion)
o	Leverage decreased in 9M23, primarily driven by asset and equity growth and remains well below covenant ceiling levels

o	In June 2023, Moody’s revised its outlook on its Ba2 rating to positive from stable
o	In October 2023, S&P revised its outlook on its BB- rating to positive from stable

Investor and Analyst Conference Call

Burford will hold a conference call for investors and analysts at 10.00am EST / 3.00pm GMT on Thursday, November 9, 2023. The dial-in number for the conference call is +1 646 664-1960 (USA) / +44 (0)20 4587 0498 (UK) / +44 (0)20 3936 2999 (all other locations) and the access code is 151405. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EST / 2.40pm GMT.

A live webcast of the call will also be available at https://www.investis-live.com/burfordcapital/65044c3f673c270c008a5d08/3q23-results, and pre-registration at that link is encouraged.

An accompanying 3Q23 and 9M23 results presentation for investors and analysts will also be made available on the Burford Capital website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be available until Thursday, November 23, 2023 by dialing +1 845 709-8569 (USA) / +44 (0)20 3936 3001 (UK) / +44 (0)20 3936 3001 (all other locations) and using the replay access code 241638. A replay facility will also be accessible through the webcast at https://www.investis-live.com/burfordcapital/65044c3f673c270c008a5d08/3q23-results.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations	+1 (212) 235 6824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

Summary Financial Statements and Reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three and nine months ended September 30, 2023 and 2022, the condensed consolidated and Burford-only statements of financial position at September 30, 2023 and December 31, 2022 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary condensed consolidated statements of operations

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Revenues
Capital provision income/(loss)	504,513	(22,579)	1,016,113	153,166
(Less)/Plus: Third-party interests in capital provision assets	(140,412)	11,910	(235,944)	12,128
Asset management income	1,876	1,583	5,767	7,091
Services and other income/(loss)	2,896	(3,615)	8,393	(14,494)
Total revenues	368,873	(12,701)	794,329	157,891

Total operating expenses	53,068	25,319	150,999	82,146

Operating income/(loss)	315,805	(38,020)	643,330	75,745

Finance costs and loss on debt extinguishment	29,013	20,335	70,690	57,812
Foreign currency transactions (gains)/losses	(9,811)	6,328	(21,149)	9,386

Income/(loss) before income taxes	296,603	(64,683)	593,789	8,547

Benefit from/(provision for) income taxes	531	7,562	(15,550)	(10,804)
Net income/(loss)	297,134	(57,121)	578,239	(2,257)

Net income/(loss) attributable to Burford Capital Limited shareholders	272,542	(58,336)	510,427	(51,408)

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$1.24	$(0.27)	$2.33	$(0.23)
Diluted	$1.22	$(0.27)	$2.29	$(0.23)

Summary Burford-only statement of operations

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Revenues
Capital provision income	324,995	(15,335)	676,402	80,442
Asset management income	16,141	4,559	41,182	41,322
Services and other income	2,877	(3,447)	8,343	(14,332)
Total revenues	344,013	(14,223)	725,927	107,432

Operating income	291,212	(39,339)	575,550	26,487

Net income	272,542	(58,336)	510,427	(51,408)

Net income per share:
Basic	$1.24	$(0.27)	$2.33	$(0.23)
Diluted	$1.22	$(0.27)	$2.29	$(0.23)

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	504,513	(845)	(36,193)	(140,690)	(8,368)	6,578	324,995
(Less): Third-party interests in capital provision assets	(140,412)	-	-	140,699	-	(287)	-
Asset management income	1,876	16	14,249	-	-	-	16,141
Services and other income/(loss)	2,896	(1)	(3)	-	-	(15)	2,877
Total revenues	368,873	(830)	(21,947)	9	(8,368)	6,276	344,013

Operating income	315,804	(193)	(22,020)	-	(8,292)	5,912	291,212

Net income/(loss)	297,133	(193)	(22,020)	-	(8,292)	5,913	272,542

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	(22,579)	6,138	(11,090)	12,070	95	31	(15,335)
Plus: Third-party interests in capital provision assets	11,910	-	-	(12,060)	-	150	-
Asset management income	1,583	48	2,928	-	-	-	4,559
Services and other (loss)/income	(3,615)	183	-	-	-	(15)	(3,447)
Total revenues	(12,701)	6,369	(8,162)	10	95	166	(14,223)

Operating income	(38,020)	6,479	(8,209)	-	207	204	(39,339)

Net income/(loss)	(57,121)	6,479	(8,208)	-	207	307	(58,336)

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	1,016,113	(1,052)	(84,429)	(235,731)	(20,373)	1,874	676,402
(Less): Third-party interests in capital provision assets	(235,944)	-	-	235,710	-	234	-
Asset management income	5,767	108	35,307	-	-	-	41,182
Services and other income	8,393	(1)	(5)	-	-	(44)	8,343
Total revenues	794,329	(945)	(49,127)	(21)	(20,373)	2,064	725,927

Operating income	643,329	(12)	(49,417)	-	(20,094)	1,743	575,550

Net income/(loss)	578,238	(12)	(49,417)	-	(20,094)	1,711	510,427

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	153,166	3,861	(85,265)	12,568	(223)	(3,665)	80,442
Plus: Third-party interests in capital provision assets	12,128	-	-	(12,570)	-	442	-
Asset management income	7,091	266	33,965	-	-	-	41,322
Services and other income	(14,494)	183	-	-	-	(21)	(14,332)
Total revenues	157,891	4,310	(51,300)	(2)	(223)	(3,244)	107,432

Operating income	75,745	5,122	(51,409)	-	130	(3,101)	26,487

Net income/(loss)	(2,257)	5,122	(51,408)	-	130	(2,995)	(51,408)

Reconciliation of capital provision income excluding YPF-related assets

($ in thousands)	Three months ended September 30, 2023	Nine months ended September 30, 2023
Capital provision income	504,513	1,016,113
Less: Capital provision income from YPF-related assets	(417,920)	(695,238)
Capital provision income excluding YPF-related assets	86,593	320,875

Summary condensed consolidated statement of financial position

	At
($ in thousands)	September 30, 2023	December 31, 2022

Total assets	5,526,335	4,288,359

Total liabilities	2,489,223	1,901,289

Total Burford Capital Limited equity	2,208,235	1,742,584

Non-controlling interests	828,877	644,486

Total shareholders’ equity	3,037,112	2,387,070

Basic ordinary shares outstanding	218,698,930	218,581,877

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	$10.10	$7.97
Total shareholders’ equity per basic ordinary share	$13.89	$10.92

Reconciliation of summary condensed consolidated statement of financial position to summary Burford-only statement of financial position

	At September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,526,335	(260)	(581,980)	(644,955)	(189,490)	(73,984)	4,035,666

Total liabilities	2,489,223	(199)	-	(644,955)	(60)	(16,578)	1,827,431

Total shareholders' equity	3,037,112	(61)	(581,980)	-	(189,430)	(57,406)	2,208,235

	At December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842

Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	89,162	(10,004)	79,158	16,539	12,243	107,940
Capital provision-indirect	19,575	(6,228)	13,347	6,228	-	19,575
Post-settlement	-	-	-	20,050	-	20,050
Total realizations	108,737	(16,232)	92,505	42,817	12,243	147,565

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	160,224	(37,946)	122,278	78,455	37,224	237,957
Capital provision-indirect	8,345	(4,758)	3,587	7,847	-	11,434
Post-settlement	-	-	-	12,146	-	12,146
Total realizations	168,569	(42,704)	125,865	98,448	37,224	261,537

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	335,414	(61,313)	274,101	89,915	64,994	429,010
Capital provision-indirect	59,219	(39,317)	19,902	39,002	-	58,904
Post-settlement	-	-	-	118,307	-	118,307
Total realizations	394,633	(100,630)	294,003	247,224	64,994	606,221

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	236,204	(43,724)	192,480	102,836	49,543	344,859
Capital provision-indirect	20,811	(11,125)	9,686	25,749	-	35,435
Post-settlement	-	-	-	50,449	-	50,449
Total realizations	257,015	(54,849)	202,166	179,034	49,543	430,743

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	69,690	(13,704)	55,986	4,379	21,819	82,184
Capital provision-indirect	32,257	(26,881)	5,376	26,881	-	32,257
Post-settlement	-	-	-	7,466	-	7,466
Total deployments	101,947	(40,585)	61,362	38,726	21,819	121,907

Three months ended September 30, 2022

	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	197,916	(44,627)	153,289	6,277	45,155	204,721
Capital provision-indirect	9,653	(7,923)	1,730	8,422	-	10,152
Post-settlement	-	-	-	7,419	-	7,419
Total deployments	207,569	(52,550)	155,019	22,118	45,155	222,292

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	401,215	(96,783)	304,432	17,362	97,775	419,569
Capital provision-indirect	145,051	(120,876)	24,175	120,876	-	145,051
Post-settlement	-	-	-	43,272	-	43,272
Total deployments	546,266	(217,659)	328,607	181,510	97,775	607,892

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	381,482	(106,063)	275,419	20,944	105,459	401,822
Capital provision-indirect	29,829	(24,699)	5,130	25,198	-	30,328
Post-settlement	-	-	-	50,571	-	50,571
Total deployments	411,311	(130,762)	280,549	96,713	105,459	482,721

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Consolidated proceeds from capital provision assets	440,154	282,322
Less: Elimination of third-party interests	(94,587)	(70,137)
Burford-only total proceeds from capital provision assets	345,567	212,185
Burford-only proceeds from capital provision-direct assets	319,236	202,499
Burford-only proceeds from capital provision-indirect assets	26,331	9,686
Burford-only total proceeds from capital provision assets	345,567	212,185
Consolidated asset management income	5,767	7,091
Plus: Eliminated income from funds	35,415	34,231
Burford-only asset management income	41,182	41,322
Less: Non-cash adjustments(1)	(12,137)	(29,527)
Burford-only proceeds from asset management income	29,045	11,795
Burford-only proceeds from marketable security interest and dividends	3,625	1,845
Burford-only proceeds from asset recovery fee for services	(38)	629
Burford-only proceeds from insurance receipts	1,533	3,018
Burford-only proceeds from asset management and other services	34,165	17,287
Cash receipts	379,732	229,472

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated portfolio to Group-wide portfolio

($ in thousands)	At September 30, 2023	At December 31, 2022
Consolidated fair value	4,894,648	3,735,556
Consolidated undrawn commitments	1,811,824	1,720,727

Eliminations of third-party interests:
Less: Attributable to fair value	(1,550,901)	(1,100,137)
Less: Attributable to undrawn commitments	(433,645)	(413,446)

Burford-only fair value	3,343,747	2,635,419
Burford-only undrawn commitments	1,378,179	1,307,281
Burford-only portfolio	4,721,926	3,942,700

Other funds fair value	1,135,257	1,076,320
Other funds undrawn commitments	203,004	239,145
Other funds portfolio	1,338,261	1,315,465

BOF-C fair value	638,432	516,982
BOF-C undrawn commitments	404,940	371,724
BOF-C portfolio	1,043,372	888,706

Total group-wide portfolio	7,103,559	6,146,871

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	At September 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	255,568	(15,540)	240,028	107,658	(33,979)	73,679
Marketable securities	107,006	-	107,006	136,358	-	136,358
Total cash and cash equivalents and marketable securities	362,574	(15,540)	347,034	244,016	(33,979)	210,037

Reconciliation of consolidated to Burford-only capital provision assets

	At September 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
YPF-related assets	1,931,013	(645,245)	1,285,768	1,232,549	(409,514)	823,035
Other assets	2,963,635	(905,225)	2,058,410	2,503,007	(689,602)	1,813,405
Capital provision assets	4,894,648	(1,550,470)	3,344,178	3,735,556	(1,099,116)	2,636,440

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	At September 30, 2023			At December 31, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	71,284	(1,754)	69,530	116,582	(1,932)	114,650

Reconciliation of consolidated to Burford-only realized gains on capital provision-direct assets

	Three months ended September 30, 2023			Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Consolidated	Eliminations and adjustments	Burford-only
Realized gains relative to cost	37,566	(7,440)	30,126	51,769	(15,288)	36,481

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Consolidated	Eliminations and adjustments	Burford-only
Realized gains relative to cost	171,331	(46,811)	124,520	85,809	(21,853)	63,956

Reconciliation of shareholders’ equity attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	At September 30, 2023	At December 31, 2022
Total shareholders’ equity	3,037,112	2,387,070
Less: Non-controlling interests	(828,877)	(644,486)
Total Burford Capital Limited equity	2,208,235	1,742,584
Basic ordinary shares outstanding	218,698,930	218,581,877
Shareholders’ equity attributable to Burford Capital Limited per ordinary share	$10.10	$7.97

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	At September 30, 2023	At December 31, 2022
Total Burford Capital Limited equity	2,208,235	1,742,584
Less: Goodwill	(133,924)	(133,912)
Tangible book value attributable to Burford Capital Limited	2,074,311	1,608,672
Basic ordinary shares outstanding	218,698,930	218,581,877
Tangible book value attributable to Burford Capital Limited per ordinary share	$9.48	$7.36

Definitions and Use of Non-GAAP Financial Measures and Alternative Performance Measures

Burford reports its financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include BCIM Strategic Value Master Fund, LP, Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in two of our private funds (i.e., BCIM Strategic Value Master Fund, LP and Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the funding provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statement of operations) or cumulatively (consolidated statement of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•	Book value per ordinary share is calculated by dividing total Burford Capital Limited equity by the number of ordinary shares issued and outstanding.
•

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Return on tangible equity (“ROTE”) is Burford-only net income/(loss) divided by the average of tangible equity at the beginning and end of the relevant period, with tangible equity calculated as total Burford Capital Limited equity less goodwill. ROTE is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is net income/(loss) attributable to Burford Capital Limited shareholders as set forth in our consolidated statements of operations. We believe ROTE is an important measure of our operating and financial performance and is useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•	Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

For additional information, including reconciliations of our non-GAAP financial measures to the most directly comparable US GAAP measures and reconciliations of our alternative performance measures additional to those set forth in this announcement, see the 3Q23 Quarterly Report furnished to the US Securities and Exchange Commission on November 9, 2023 and made available on our website at http://investors.burfordcapital.com. Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2022 filed with the US Securities and Exchange Commission on May 16, 2023 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.